Via Facsimile and U.S. Mail
Mail Stop 6010

October 26, 2006

Kam Lau
Chief Executive Officer
Golden Health Holdings, Inc.
Unit 979, 9/F, HITEC
1 Trademart Drive
Kowloon Bay, Hong Kong

> **Re: Form 10-KSB/A2 for Fiscal Year Ended September 30, 2005**
> **Filed September 27, 2006**
> **Form 10-QSB for the Quarter Ended June 30, 2006**
> **File No. 0-25845**

Dear Mr. Kam:

We have reviewed your September 27, 2006 response to our May 18, 2006 letter and have the following comments. Where indicated, we think you should revise your Form 10-KSB for fiscal year ended September 30, 2005 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A2 for the year ended September 30, 2005

Accountant's Report

1. Refer to your response to our comments 1 and 2. Please amend your filing to provide an auditors' report for the year ended September 30, 2005. Also, the auditors' report for the fiscal years ended September 30, 2004 and 2005 should opine on the cumulative data. Refer to FAS 7.

Statements of Stockholders' Deficit, page F-3

2. Refer to your response to our comment 3 and we reissue our comment. Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters should include all owners whom beneficially own 5% or more of the outstanding shares. Please revise your table accordingly to include Genghai as a beneficial owner. In addition, please provide the reconciliation of the shares of common stock outstanding under Item 11 to the outstanding shares of common stock per your Statement of Stockholder's Deficit on page F-4.

Certifications – Exhibits 31 and 32

3. Please revise the certifications to include the signatures of the officers acting in the respective titles at the time of filing of the 10-K/A. In this respect, please revise your 8-K filed October 11, 2006 to clarify the date of resignation of your officers.

Form 10-QSB for the quarterly period ended June 30, 2006

4. It appears that you have reversed the results of operations of Joy Power prior to the rescission date. Please tell us the accounting treatment for the rescission, your basis for your accounting, and the journal entries relating to the rescission. The rescission should be accounted for at the rescission date and not retroactively applied. For example, the 50,500,000 shares issued to Mr. Yip should still be outstanding at June 30, 2006.

* * * *

As appropriate, please amend your 10-KSB filing for the year ended September 30, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant